Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the Company)

615—999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada

2.	Date of Material Change

June 28, 2013.

3.	News Release

A news release was issued on June 28, 2013 and was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On June 28, 2013, the Company announced that it had entered into an agreement with a subsidiary of Rio Tinto plc and Rio Tinto Limited (collectively, Rio Tinto), the majority shareholder of the Company, as lender (the Bridge Funding Agreement), for a short-term, non-revolving bridge facility for up to US$225 million (the Bridge Facility) maturing on August 12, 2013 (the Maturity Date).

The Company also provided an update with respect to the Oyu Tolgoi project and the operations of the Oyu Tolgoi mine.

5.	Full Description of Material Change

Bridge Facility

On June 28, 2013, the Company announced that it had entered into the Bridge Funding Agreement with Rio Tinto, as lender, for the Bridge Facility maturing on the Maturity Date.

Advances made under the Bridge Facility will be used by the Company to fund operations and current underground development of the Oyu Tolgoi mine. The previous bridge funding facility, agreed on April 17, 2012, expired undrawn on May 23, 2013. The Company has made an initial drawdown under the Bridge Facility in order to fund a cash call obligation for Oyu Tolgoi, which was due on July 2, 2013.

In the event the Bridge Facility is not repaid in full at the Maturity Date or in case of the occurrence of an Event of Default under the terms of the Bridge Facility, Rio Tinto may convert any outstanding amounts under the Bridge Facility into common shares at a price per share equal to 85% of the then prevailing five-day volume weighted average trading price of the shares on the New York Stock Exchange (NYSE).

The obligations of the Company under the Bridge Facility have been secured by a first-ranking security interest granted to Rio Tinto in all of the Company’s present and after-acquired personal property and certain other property pursuant to a general security agreement (the General Security Agreement) entered into between the Company and the Lender concurrently with the Bridge Funding Agreement.

In connection with the Bridge Funding Agreement, the Company and Rio Tinto also entered into an amending agreement (the Amending Agreement) providing for certain consequential amendments to the Heads of Agreement dated as of December 10, 2010 between the Company and Rio Tinto (the HOA) and the Interim Financing Facility set out therein.

The Bridge Funding Agreement and the Amending Agreement are also being filed on SEDAR at www.sedar.com.

Purpose and Business Reasons

The Company has recently sought to secure a financing arrangement that would allow it to meet its short-term funding obligations with respect to the Oyu Tolgoi project and the operations and current underground development of the Oyu Tolgoi mine, particularly in light of a cash call obligation for Oyu Tolgoi, which was due on July 2, 2013.

Anticipated Effect on the Company’s Business and Affairs

The Company has made an initial drawdown under the Bridge Facility in order to fund a cash call obligation for Oyu Tolgoi, which was due on July 2, 2013.

The Bridge Facility is expected to secure the funding necessary to meet the Company’s short-term funding obligations with respect to the Oyu Tolgoi project and the operations and current underground development of the Oyu Tolgoi mine.

Rio Tinto as Related/Interested Party and Board Approval Process

In light of its ownership of approximately 50.81% of the Company’s issued and outstanding common shares, Rio Tinto is both a “related party” and an “interested party” in respect of the transactions with the Company contemplated by the Bridge Funding Agreement and General Security Agreement for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101).

The specific number of common shares of the Company issuable to Rio Tinto under the Bridge Funding Agreement will only be determinable if, as and when conversion occurs. However, for illustration purposes only, based on the closing market price of the Company’s common shares on NYSE on June 26, 2013, and excluding any and all interest payable on the Bridge Facility, Rio Tinto’s ownership interest in the Company would, excluding the potential exercise of any of the 74,247,460 Series D share purchase warrants previously issued by the Company to Rio Tinto, increase by approximately 2.2% in the event that the Bridge Facility was fully drawn and Rio Tinto exercised, as of June 28, 2013, the conversion right in respect of the maximum principal amount that may be drawn under the Bridge Facility, from approximately 50.8% to approximately 53.0%.

The Company’s Board of Directors met on June 26, 2013 to review and consider the proposed terms of the Bridge Facility and related matters. In accordance with the provisions of the Business Corporations Act (Yukon) and the Company’s corporate governance policies and practices, each of Virginia Flood, Warren Goodman, Jean-Sébastien Jacques, Kay Priestly and Jeffrey D. Tygesen declared their interests in the Bridge Facility and the transactions contemplated thereunder, as non-independent members of the Board of Directors nominated by Rio Tinto, and each of the foregoing directors did not participate in the vote with respect to the approval of the Bridge Facility. The Bridge Facility was unanimously approved by the independent and disinterested members of the Board of Directors of the Company.

Under MI 61-101, the Bridge Facility is a “related party transaction” insofar as Rio Tinto is, by reason of its shareholding, a related party of the Company. Under MI 61-101, related party transactions are, with certain limited exceptions, subject to formal valuation and minority approval requirements unless exemptions from those requirements are available. The formal valuation and minority approval requirements of MI 61-101 do not, however, apply to the Company’s entering into and carrying out of the Bridge Facility on the basis that the aggregate fair market value of the Bridge Facility and the transactions contemplated thereunder did not exceed 25% of the Company’s market capitalization as of June 26, 2013.

Oyu Tolgoi Update

The Company also announced that the commissioning of the Oyu Tolgoi concentrator continues to progress. The concentrator has recently achieved daily run rates in excess of 80% of nameplate capacity. To date, more than 40,000 tonnes of concentrate have been produced.

All necessary permits have been received and the mine is ready to commence concentrate shipments. Shipping will begin as soon as the Mongolian Government indicates its support for Oyu Tolgoi to do so.

The Company and Rio Tinto continue to engage with lenders to finalize the project financing plan with the aim of raising approximately US$4 billion. On April 17, 2013 Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. Project financing requires the support of the Government of Mongolia and is subject to the approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Mongolian Government. The Company continues to work with Rio Tinto and the Government of Mongolia to obtain this approval.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Dustin S. Isaacs

General Counsel and Corporate Secretary

615—999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 648-3952

9.	Date of Report

July 5, 2013.

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